Ex. 28(g)(2)

AMENDMENT TO AMENDED AND RESTATED CUSTODIAN CONTRACT

THIS AMENDMENT is made as of September 30, 2020, by and between SSGA FUNDS, a Massachusetts business trust (the “Fund”) and STATE STREET BANK AND TRUST COMPANY, a Massachusetts trust company (the “Custodian”).

RECITALS

A. The Fund and the Custodian are parties to that certain Amended and Restated Custodian Contract dated as of April 11, 2012, as amended, (the “Contract”) pursuant to which the Custodian was appointed custodian of the Fund’s assets;

B. The Fund and the Custodian wish to amend the terms of the Contract as set forth herein; and

C. All capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Contract.

NOW, THEREFORE, in consideration of the covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby jointly and severally acknowledged, the parties hereto agree as follows:

1. Amendment to Contract. The Contract is hereby amended to add the following underlined language to the end the third paragraph to Section 10; all other provisions in Section 10 remain unchanged:

Section 10. Responsibility of Custodian

If the Fund requires the Custodian to advance cash or securities for any purpose for the benefit of a Portfolio or in the event that the Custodian or its nominee shall incur or be assessed any taxes, charges, expenses, assessments, claims or liabilities in connection with the performance of this Contract, except such as may arise from its or its nominee’s own negligent action, negligent failure to act or willful misconduct, any property at any time held for the account of the applicable Portfolio shall be security therefor and should the Fund fail to repay the Custodian promptly, the Custodian shall be entitled to utilize available cash and to dispose of such Portfolio’s assets to the extent necessary to obtain reimbursement. Provided, however, that to the extent the grant or exercise of any right under this Section 10 would constitute a violation of the 1940 Act or the rules promulgated thereunder such right shall be null and void, unless an exemptive order has been obtained from or no-action relief provided by the Securities and Exchange Commission.

2. No Other Modifications. Except to the extent amended hereby, the terms of the Contract shall remain unchanged and unaffected hereby and shall remain in full force and effect to the extent of, and in accordance with, its terms.

3. Governing Law. This Amendment shall be governed by, subject to and construed under the laws of the Commonwealth of Massachusetts without regard to the conflict of laws provisions thereof.

4. Counterparts. This Amendment may be signed in counterparts, which shall together with the Contract constitute the original Contract.

IN WITNESS WHEREOF, the parties hereto have caused to be duly executed this Amendment as of the day and year written above.

SSGA Funds

By:	/s/ Ellen M. Needham

Name (printed):	Ellen Needham

Title: President

STATE STREET BANK AND TRUST COMPANY

By:	/s/ Andrew Erickson

Name (printed):	Andrew Erickson
Title: Executive Vice President

Information Classification: Limited Access